SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer's Id (CNPJ) no. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3) (“Gafisa”), in continuance of the material fact published on September 10, 2012 and after analyzing strategic options for the operations developed via Alphaville Urbanismo S.A. (“Alphaville”) to maximize value for shareholders, announces that, on this date, an agreement was executed for the sale of 70% of the shares issued by Alphaville (“Shares”) to Private Equity AE Investimentos e Participações S.A. (“Fund”), whose only shareholders are investment funds managed by Pátria Investimentos Ltda. and Blackstone Real Estate Advisors L.P. (“Share Purchase and Sale Agreement”).

The total equity value of Alphaville in the transaction was evaluated as R$2,014,000,000.00 (two billion and fourteen million reais) and the price to be paid by the buyers for all of the Shares to be acquired on the closing date of the transaction is R$1,409,800,000.00 (one billion, four hundred and nine million, eight hundred thousand reais), restated according to SELIC rate. Dividends that may be paid by Alphaville between 12.31.2012 and the closing date will be deducted from the price. The Share Purchase and Sale Agreement also contains declarations and guarantees typical of operations of this nature, that may generate future obligations of indemnifications among the parties.

The realization of this transaction is contingent upon the fulfillment of certain precedent conditions, including, among others, approval by anti-trust authorities.

Additionally the Company informs that executed a Term of Transaction and Other Covenants (“Term of Transaction”) under the arbitration procedure instated by EVP Participações S.A., new denomination of Alphaville Participações S.A., Mr. Renato de Albuquerque (“Mr. Renato”) and Nuno Luís de Carvalho Lopes Alves (“Mr. Nuno”) with the Brazil-Canada Chamber of Commerce – CCBC regarding the resolution of the Third Stage of the Investment Agreement and Other Covenants executed on 10.02.2006, for the acquisition of all remaining shares representing the capital stock of Alphaville.

Under the Term of Transaction, the arbitration procedure will be closed and Gafisa will acquire the remaining shares, corresponding to 20% of the capital stock of Alphaville, held indirectly by Mr. Renato and Nuno, for the amount corresponding to R$366,661,985.11 (three hundred sixty-six million, six hundred sixty-one thousand, nine hundred eighty-five reais and eleven centavos) (“Price”) to be paid in Brazilian currency, as per the Term of Transaction.

With the closing of the transaction, Mr. Renato and Nuno will step down from the board of directors of Alphaville. Gafisa would like to thank Mr. Renato and Nuno, who always acted in the best interest of the company, its employees and partners, for their contributions to Alphaville.

Upon the conclusion of the transactions, Alphaville's shareholders will consist of Gafisa, holding 30% of its total and voting capital, and the Fund, holding 70% of its total and voting capital. Furthermore, upon closing of the transaction, Gafisa and the Fund will execute a shareholders' agreement addressing the transfer of Alphaville shares, and exercise, by the signatories, of voting rights.

São Paulo, June 7, 2013

Gafisa S.A.

André Bergstein

Chief Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 7, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer